April 15, 2010

RE: Get cash now from your Piedmont Office Realty Trust, Inc. investment.

Dear Investor,

Good news!  Now you can sell your Piedmont Office Realty Trust, Inc. investment and regain control of your money.  Right now, MPF will pay you $17 per Class A, $14 per Class B-1, $13 per Class B-2, and/or $12 per Class B-3 Share. Move the money into a more liquid investment, pay off bills, or buy something you really need. It’s your money. Use it any way you want. But this offer expires on June 15, 2010, so you must act soon.

Why take advantage of this opportunity today?

•
Guarantee your cash now. Piedmont Office Realty Trust, Inc. has an infinite life. While its Class A Shares are listed on the NYSE, the Class B Shares (70% of all currently outstanding Shares) are still illiquid). Sell today and ensure you get your money out from this security.

•
Avoid hassle of transferring Shares 4 times! In order to trade your shares, you will have to transfer your shares into your brokerage account before you can trade them.  You will have to then do the same thing over the next nine months 3 more times in order to sell all of your Shares.  You can sell all your Shares (or any number of any Class) to us at a known price by simply signing the attached Assignment Form!

•	Regain control over your investments. It’s your money, but you can’t access all of it. Now you can move your money into a more liquid investment or simply cash out.

If you act today, you can get your cash now. We will mail your check within three business days after Piedmont Office Realty Trust, Inc. confirms the transfer.

MPF has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. However, if you hold your Shares in your brokerage account, you need to contact your broker and instruct your broker to tender your Shares. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mpfi.com.

Sincerely,

Pat Patterson
President, MacKenzie Patterson Fuller, LP

P.S. Remember, this offer expires June 15, 2010 (unless extended). So don’t delay. Fill out and mail in the Piedmont Office Realty Trust, Inc. Assignment Form today, or instruct your broker to tender your Shares, so we can rush you a check.